Exhibit 99.7

Fact Sheet – Consolidated Financial data, Fourth Quarter, 2004-05	Infosys®

Profit and Loss Account summary for the Quarter ended

(Consolidated as per Indian GAAP)

	March 31,		Growth (%)	December 31, 2004	Growth % in Q4 FY 2005 over Q3 FY 2005
Particulars	2005	2004
	in Rs. crore, except per share data
INCOME
Software services, products and business process management
Overseas	1,947.48	1,333.28	46.07	1,835.97	6.07
Domestic	39.84	16.17	146.38	39.64	0.50

TOTAL INCOME	1,987.32	1,349.45	47.27	1,875.61	5.96

Software development and business process management expenses	1,041.31	707.09	47.27	991.48	5.03
GROSS PROFIT	946.01	642.36	47.27	884.13	7.00
Selling and marketing expenses	116.70	91.67	27.30	116.81	(0.09)
General and administration expenses	162.60	101.52	60.17	149.34	8.88
	279.30	193.19	44.57	266.15	4.94
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND AMORTIZATION, EXCEPTIONAL ITEM AND MINORITY INTERESTS	666.71	449.17	48.43	617.98	7.89
Interest	—	—		—
Depreciation and amortization	99.81	64.42	54.94	73.91	35.04
OPERATING PROFIT AFTER INTEREST, DEPRECIATION AND AMORTIZATION, BEFORE EXCEPTIONAL ITEM AND MINORITY INTERESTS	566.90	384.75	47.34	544.07	4.20
Other income	32.29	1.82	1674.18	46.31	(30.27)
Provision for investments	0.23	0.80	(71.25)	(0.39)	(158.97)
NET PROFIT BEFORE TAX, EXCEPTIONAL ITEM AND MINORITY INTERESTS	598.96	385.77	55.26	590.77	1.39
Provision for taxation on the above	85.48	50.54	69.13	93.43	(8.51)
NET PROFIT AFTER TAX AND BEFORE EXCEPTIONAL ITEM AND MINORITY INTERESTS	513.48	335.23	53.17	497.34	3.25
Exceptional Item – net of taxes	45.19	—	—	—	—
NET PROFIT AFTER TAX AND EXCEPTIONAL ITEM, BEFORE MINORITY INTERESTS	558.67	335.23	66.65	497.34	12.33
Minority interests	0.03	—	—	—	—
NET PROFIT AFTER TAX, EXCEPTIONAL ITEM AND MINORITY INTERESTS	558.64	335.23	66.64	497.34	12.33
EARNINGS PER SHARE* (Equity shares, par value Rs. 5/- each)
Before exceptional item
Basic	19.01	12.59	50.99	18.50	2.76
Diluted	18.44	12.34	49.43	17.95	2.73
After exceptional item
Basic	20.68	12.59	64.26	18.50	11.78
Diluted	20.07	12.34	62.64	17.95	11.81

*	adjusted for the 3:1 bonus issue of shares distributed on July 3, 2004

www.infosys.com        1

Fact Sheet – Consolidated Financial data, Fourth Quarter, 2004-05	Infosys®

Profit and Loss Account summary for the year ended

(Consolidated as per Indian GAAP)

Particulars	March 31,		Growth (%)
	2005	2004
	in Rs. crore, except per share data
INCOME
Software services, products and business process management
Overseas	6,996.16	4,786.72	46.16
Domestic	133.49	66.23	101.56

TOTAL INCOME	7,129.65	4,852.95	46.91

Software development and business process management expenses	3,764.66	2,538.67	48.29
GROSS PROFIT	3,364.99	2,314.28	45.40
Selling and marketing expenses	461.00	350.90	31.38
General and administration expenses	568.98	369.19	54.12
	1,029.98	720.09	43.03
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND AMORTIZATION, EXCEPTIONAL ITEM AND MINORITY INTERESTS	2,335.01	1,594.19	46.47
Interest	—	—
Depreciation and amortization	286.92	236.73	21.20
OPERATING PROFIT AFTER INTEREST, DEPRECIATION AND AMORTIZATION, BEFORE EXCEPTIONAL ITEM AND MINORITY INTERESTS	2,048.09	1,357.46	50.88
Other income	123.90	123.38	0.42
Provision for investments	(0.10)	9.67	(101.03)
NET PROFIT BEFORE TAX, EXCEPTIONAL ITEM AND MINORITY INTERESTS	2,172.09	1,471.17	47.64
Provision for taxation	325.58	227.54	43.09
NET PROFIT AFTER TAX AND BEFORE EXCEPTIONAL ITEM AND MINORITY INTERESTS	1,846.51	1,243.63	48.48
Exceptional Item - net of taxes	45.19	—	—
NET PROFIT AFTER TAX AND EXCEPTIONAL ITEM, BEFORE MINORITY INTERESTS	1,891.70	1,243.63	52.11
Minority interests	0.03	—	—
NET PROFIT AFTER TAX, EXCEPTIONAL ITEM AND MINORITY INTERESTS	1,891.67	1,243.63	52.11
EARNINGS PER SHARE* (Equity shares, par value Rs. 5/- each)
Before exceptional item
Basic	68.79	46.85	46.83
Diluted	67.00	46.27	44.80
After exceptional item
Basic	70.48	46.85	50.44
Diluted	68.64	46.27	48.35

*	adjusted for the 3:1 bonus issue of shares distributed on July 3, 2004

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Fact Sheet – Consolidated Financial data, Fourth Quarter, 2004-05	Infosys®

REVENUE BY GEOGRAPHICAL SEGMENT
	Mar 31, 2005	Dec 31, 2004	Mar 31, 2004	LTM Mar 31, 2005	LTM Mar 31, 2004
	%	%	%	%	%
North America	63.9	66.6	65.5	65.2	71.2
Europe	23.3	22.1	20.3	22.3	19.2
India	2.0	2.1	1.2	1.9	1.4
Rest of the world	10.8	9.2	13.0	10.6	8.2

Total	100.0	100.0	100.0	100.0	100.0

REVENUE BY SERVICE OFFERING

	Mar 31, 2005	Dec 31, 2004	Mar 31, 2004	LTM Mar 31, 2005	LTM Mar 31, 2004
	%	%	%	%	%
Development	20.7	22.1	25.6	23.2	25.7
Maintenance	30.9	30.1	29.9	29.9	30.1
Re-engineering	6.5	6.1	6.0	6.2	6.0
Package implementation	15.3	15.4	16.5	15.2	14.5
Consulting	4.1	3.8	3.4	3.6	3.7
Testing	6.1	6.1	4.7	5.8	5.3
Engineering services	1.8	2.2	2.0	2.0	2.2
Business process management	3.2	2.8	1.9	2.7	1.6
Other services	8.0	8.4	7.8	8.4	8.1

Total services	96.6	97.0	97.8	97.0	97.2

Products	3.4	3.0	2.2	3.0	2.8

Total revenues	100.00	100.0	100.0	100.0	100.0

REVENUE BY PROJECT TYPE *

	Mar 31, 2005	Dec 31, 2004	Mar 31, 2004	LTM Mar 31, 2005	LTM Mar 31, 2004
	%	%	%	%	%
Fixed Price	29.4	31.4	30.6	30.0	33.8
Time & Materials	70.6	68.6	69.4	70.0	66.2

Total	100.0	100.0	100.0	100.0	100.0

“LTM” - Last Twelve Months

*	Excluding products

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Fact Sheet – Consolidated Financial data, Fourth Quarter, 2004-05	Infosys®

REVENUE BY INDUSTRY

	Mar 31, 2005	Dec 31, 2004	Mar 31, 2004	LTM Mar 31, 2005	LTM Mar 31, 2004
	%	%	%	%	%
Insurance, banking & financial	33.8	35.2	33.2	34.6	36.6
Insurance	8.8	9.5	10.2	9.4	12.9
Banking & financial services	25.0	25.7	23.0	25.2	23.7
Manufacturing	14.0	14.3	14.4	14.4	14.8
Retail	9.1	9.4	11.2	9.8	11.6
Telecom	19.4	18.1	20.4	18.5	16.6
Energy & Utilities	3.2	3.7	2.2	3.2	3.0
Transportation & logistics	8.1	7.0	7.3	7.6	7.1
Services	9.1	8.4	5.6	8.0	5.4
Others	3.3	3.9	5.7	3.9	4.9

Total	100.0	100.0	100.0	100.0	100.0

CLIENT DATA

	Quarter ended
	Mar 31, 2005	Dec 31, 2004	Mar 31, 2004
Active Clients	438	434	393
Added during the quarter	37	38	38
Million dollar clients*	166	156	131
5 million+ dollar clients*	71	65	51
10 million+ dollar clients*	42	37	25
20 million+ dollar clients*	19	18	12
30 million+ dollar clients*	11	10	6
40 million+ dollar clients*	8	7	4
50 million+ dollar clients*	5	4	3
60 million+ dollar clients*	3	3	—
70 million+ dollar clients*	1	1	—
80 million+ dollar clients*	1	—	—
Clients accounting for >5% of revenue	1	—	1
Revenue – top client	6.3%	4.9%	6.5%
Revenue – top 5 clients	21.2%	19.8%	23.3%
Revenue – top 10 clients	33.8%	32.1%	37.1%
Repeat business	92.9%	95.0%	88.6%
Account receivables – LTM (in days)	68	58	49

“LTM” - Last Twelve Months

*	LTM Revenues

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Fact Sheet – Consolidated Financial data, Fourth Quarter, 2004-05	Infosys®

EFFORT AND UTILIZATION

	Mar 31, 2005	Dec 31, 2004	Mar 31, 2004
Effort
Onsite	26.2%	26.8%	30.5%
Offshore	73.8%	73.2%	69.5%
Revenue
Onsite	48.1%	49.0%	53.0%
Offshore	51.9%	51.0%	47.0%
Utilization
Including trainees	73.2%	71.4%	70.2%
Excluding trainees	76.6%	79.3%	79.3%

PERSON MONTHS DATE

	Mar 31, 2005	Dec 31, 2004	Mar 31, 2004
Billed – Onsite	19,996	19,176	14,875
– Offshore	56,349	52,244	33,949

TOTAL	76,345	71,420	48,824

Non Billable	23,353	18,673	12,781
Trainee	4,565	9,985	7,983
Sales & Support	5,971	5,474	4,905

TOTAL	1,10,234	1,05,552	74,493

EMPLOYEE METRICS

	Mar 31, 2005	Dec 31, 2004	Mar 31, 2004
Total Employees	36,750	35,229	25,634
S/W professionals	34,417	33,051	23,860
Billable	32,274	30,493	21,189
Banking Product Group	1,240	1,125	604
Trainees	903	1,433	2,067
Sales & Support	2,333	2,178	1,774
Gross Addition	2,506	3,164	3,169
Net Addition	1,521	2,280	2,425
Lateral Employees	969	865	774
Attrition % (LTM)*	9.7%	10.3%	10.5%

“LTM” - Last Twelve Months

*	Excluding subsidiaries

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Fact Sheet – Consolidated Financial data, Fourth Quarter, 2004-05	Infosys®

INFRASTRUCTURE (as on March 31, 2005)**

	Completed		Work in Progress		Land acquired during the Qtr (acres)
	Built-Up Area (Sq Ft)	No. of Seats	Built-Up Area (Sq Ft)	No. of Seats
Bangalore	20,84,836	14,465	8,31,000	2,500	—
Pune	8,48,647	5,931	4,24,000	3,000	—
Chennai	4,96,317	2,976	3,08,000	2,400	—
Hyderabad	6,16,000	3,965	3,00,000	115	—
Bhubaneshwar	3,84,000	2,000	1,39,000	1,300	—
Mangalore	1,98,000	1,400	—	—	—
Mysore (including ILI)*	22,06,650	1,734	6,56,900	4,200	—
Mohali	21,000	200	5,17,500	3,100	—
Trivandrum	44,000	440	—	—	—
Mauritius	28,000	400	—	—	—

Total	69,27,450	33,511	31,76,400	16,615	—

*	Infosys Leadership Institute

**	Excluding subsidiaries

CONSOLIDATED IT SERVICES
	Mar 31, 2005	Dec 31, 2004	Mar 31, 2004
Effort – Services (Person Months)
Onsite	19,963	19,077	14,796
Offshore	45,227	42,411	28,946

Total	65,190	61,488	43,742

Revenue – Services ($ million)
Onsite	219.05	206.67	159.86
Offshore	206.73	192.20	130.31

Total	425.78	398.87	290.17

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Fact Sheet – Consolidated Financial data, Fourth Quarter, 2004-05	Infosys®

Reconciliation of accounts as per Indian GAAP and US GAAP

	Three months ended March 31, 2005	Year ended March 31, 2005
	in Rs. Crore
Consolidated Net Profit as per Indian GAAP	558.67	1,891.70
Deferred Taxes on GAAP differences	1.4	8.49
Loss on forward foreign exchange contracts	—	(17.70)
Amortization of Intangibles	(4.66)	(8.15)
Consolidated Net income as per US GAAP	555.41	1874.34

Reasons for differences in net income as per Indian GAAP and US GAAP

Gain/Loss on forward exchange contracts

Until April 1, 2004, Indian GAAP required the premium/discount on forward contract to be recognized as income or expenditure over the life of the related contract. Under US GAAP, the same is marked-to-market as on the reporting date. The resultant gain / loss is recognized immediately in the income statement. Effective April 1, 2004, the company changed its accounting policy in India in line with the revised Accounting Standard 11 on forward contracts and hence the company has decided to account for the forward exchange contracts based on their designation as ‘effective hedges’ or ‘not effective’.

Amortization of Intangibles

US GAAP requires the purchase price in business combination transactions to be allocated to identifiable assets and liabilities, including intangible assets. Intangible assets are to be amortized over the estimated useful life. The amortization relates to that of an intangible asset identified in allocation of the purchase price of Expert Information Services Pty Limited, Australia.

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